Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 2, DATED SEPTEMBER 1, 2016
TO THE PROSPECTUS, DATED AUGUST 2, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc., dated August 2, 2016 (the “Prospectus”), as supplemented by Supplement No. 1, dated August 24, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our current public offering and

B.	To update disclosure in the “Security Ownership of Certain Beneficial Owners and Management” section of the Prospectus.

A. Status of Our Current Public Offering
As of August 26, 2016, we had received gross proceeds of approximately $146.9 million through the sale of 14.8 million Class A Shares and $52.7 million through the sale of 5.6 million Class T Shares to the public in connection with the Offering, including $3.5 million and $431,903 of Class A Shares and Class T Shares, respectively, issued under our distribution reinvestment plan. As of August 26, 2016, approximately $1,804.4 million of our common shares remained available for sale pursuant to our current public offering in any combination of Class A Shares or Class T Shares, exclusive of approximately $496.0 million of shares available under our distribution reinvestment plan.

B. Updates to the Security Ownership of Certain Beneficial Owners and Management Section

The section titled “Security Ownership of Certain Beneficial Owners and Management” beginning on page 142 of the Prospectus is hereby deleted and replaced in its entirety with the following:

The following table shows the number and percentage of our outstanding common shares that were owned as of August 26, 2016 by:

•	persons known to us to beneficially own more than 5% of our common shares;

•	each director and executive officer; and

•	all directors and executive officers as a group.

		Common Shares Beneficially Owned(2)
Name of Beneficial Owner(1)	Position	Number of Common Shares		Percentage of Class
Jeffrey C. Hines	Chairman of the Board	225,007.898	(3)(4)	1.1%
Charles M. Baughn	Director	12,337.625		*
Sherri W. Schugart	President and Chief Executive Officer	22,167.720		*
Ryan T. Sims	Chief Financial Officer and Secretary	4,438.085		*
David L. Steinbach	Chief Investment Officer	5,536.118		*
Kevin L. McMeans	Asset Management Officer	5,536.194		*
J. Shea Morgenroth	Chief Accounting Officer and Treasurer	4,441.741		*
John O. Niemann, Jr.	Independent Director	11,190.446		*
Humberto “Burt” Cabañas	Independent Director	11,164.447		*
Dougal A. Cameron	Independent Director	—		—
All directors and executive officers as a group		301,820.274		1.5%
* Amount represents less than 1%.

(1)	The address of each person listed is c/o Hines Global REIT II, Inc., 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6618.

(2)
For purposes of this table, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person is deemed to have “beneficial ownership” of shares of our stock that the person has the right to acquire within 60 days. For purposes of computing the percentage of outstanding shares of our stock held by each person or group of persons named in the table, any shares that such person or persons have the right to acquire within 60 days of August 26, 2016 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other persons. All shares reported in the table are Class A Shares.

(3)
Includes all common shares owned directly by Hines Global REIT II Investor Limited Partnership. Mr. Hines is deemed to be the beneficial owner of the shares owned by Hines Global REIT II Investor Limited Partnership.

(4)
This amount does not include the (i) 21,111 OP Units in the Operating Partnership and (ii) the Special OP Units owned by Hines Global REIT II Associates Limited Partnership. Mr. Hines and Gerald D. Hines indirectly own and/or control Hines Global REIT II Associates Limited Partnership. Limited partners in the Operating Partnership may request repurchase of their OP Units for cash or, at our option, common shares on a one-for-one basis, beginning one year after such OP Units were issued. Please see “Management Compensation, Expense Reimbursements and Operating Partnership OP Units and Special OP Units.” The holder of the Special OP Units is entitled to distributions from the Operating Partnership under certain circumstances. Please see “The Operating Partnership—Special OP Units” for a description of these distributions. In addition, under our Advisory Agreement, if we are not advised by an entity affiliated with Hines, Hines or its affiliates may cause the Operating Partnership to purchase some or all of the Special OP Units or any other OP Units then held by such entities for cash (or in certain cases, a promissory note) or our shares as determined by the seller. Please see “Management—Our Advisor and Our Advisory Agreement—Removal of our Advisor.”